  Exhibit 99.1

Prophecy Submits Nevada State Mine Operating Permit Applications for Gibellini Vanadium Project

Vancouver, British Columbia, November 7, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that it has submitted, through its wholly owned US subsidiary Nevada Vanadium, the applications and Engineering Design Reports (EDRs) for the primary mining permits that govern project construction, operations and closure for its Gibellini Vanadium Project located in Eureka County, Nevada, USA to the Nevada Division of Environmental Protection (NDEP) with copies provided to the Bureau of Land Management (BLM) and the Gibellini Project Environmental Impact Statement (EIS) contractor SWCA.

The permit applications submitted on October 31, 2019 were for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits (WPCP) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that Waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site Closure Plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as "any property, real or personal, which directly emits or may emit any air contaminant."

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (NAAQS).

The Enhanced Baseline Reports (EBR’s) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow Environmental Protection Measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 EIS Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the Plan of Operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

Summary

“The Prophecy team is working diligently with the support of the federal and state regulators and is actively engaging all stakeholders in order to obtain all the state and federal permits required to begin construction of North America’s first primary vanadium mine. We are on track to initiate the EIS process after the Notice of Intent is published, which will be a milestone in permitting the Gibellini Project,” notes Ron Espell, VP Environment and Sustainability. “It will represent the starting point of a well-defined 12-month process under the Department of the Interior’s Secretarial Order No. 3355 that shareholders will be able to mark on their calendars.”

Michael Doolin, Prophecy’s CEO and COO, observes, “The State of Nevada is the best jurisdiction for mining investment in the world, according to Fraser Institute. The deposit is critical as Gibellini’s annual production profile of 9.75 million lb. of V2O5 outlined in the independent preliminary economic assessment is sufficient to meet United States current vanadium consumption requirement.”

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of both [raw material?] and metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.